CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of VBI Vaccines, Inc. and subsidiaries on Form S-3 to be filed on or about July 20, 2018 of our report dated February 26, 2018, on our audits of the consolidated financial statements as of December 31, 2017 and 2016 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed February 26, 2018. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

July 20, 2018